Pricing Sheet dated February 22, 2011 relating to Offering Summary No. 2011-MTNDD0723 dated February 11, 2011 Registration Statement Nos. 333-157386 and 333-157386-01 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities
405,000 Buffered PLUS Based on a Weighted Global Basket due February 26, 2013
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS – FEBRUARY 22, 2011
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the Buffered PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because 90% of the stated principal amount of the Buffered PLUS is at risk, you may receive an amount at maturity that is less than the stated principal amount of your initial investment.

Underlying basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
S&P 500® Index (the “SPX index”)
Shares of the iShares® MSCI Emerging Markets Index Fund (the “EEM shares”)
Shares of the iShares® MSCI Pacific ex-Japan Index Fund (the “EPP shares”)
Shares of the iShares® Dow Jones U.S. Real Estate Index Fund (the “IYR shares”)
Shares of the iShares® iBoxx $ High Yield Corporate Bond Fund (the “HYG shares”)
		SPX EEM EPP IYR HYG	25% 15% 15% 15% 30%	1,315.44 44.80 45.94 59.14 91.60	0.01901 0.33482 0.32651 0.25364 0.32751
We refer to the SPX index, the EEM shares, the EPP shares, the IYR shares and the HYG shares collectively as the “basket components” and each as a “basket component.”
Aggregate principal amount:	$4,050,000
Stated principal amount:	$10 per Buffered PLUS
Issue price:	$10 per Buffered PLUS (see “Underwriting fee and issue price” below)
Pricing date:	February 22, 2011
Original issue date:	February 25, 2011
Maturity date:	February 26, 2013
Payment at maturity per Buffered PLUS:	■ If the final basket value is greater than the initial basket value: $10 + leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.

■ If the final basket value is less than or equal to the initial basket value but has decreased from the initial basket value by an amount less than or equal to the buffer amount of 10% from the initial basket value:
$10

■ If the final basket value is less than the initial basket value and has decreased from the initial basket value by an amount greater than the buffer amount of 10% from the initial basket value:
($10 x basket performance factor) + $1.00
This amount will be less than the stated principal amount of $10. However, under no circumstances will the payment at maturity be less than $1.00 per Buffered PLUS.
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Leveraged upside payment:	$10 x leverage factor x basket percent increase
Initial basket value:
100, which equals the sum of the products of the initial basket component value of each basket component as set forth under “Underlying basket—Initial basket component value” above, and the applicable multiplier for that basket component.

Final basket value:	The closing value of the underlying basket on the valuation date.
Closing value of the underlying basket:	The sum of the products of the closing value or closing price, as applicable, of each basket component on any date and the multiplier for that basket component.
Multiplier:
The multiplier has been set on the pricing date for each basket component so that the initial basket value times the multiplier represents the basket component weighting specified above relative to the initial basket value of 100.  Each multiplier will remain constant for the term of the Buffered PLUS.

Valuation date:	February 21, 2013, subject to postponement for non-underlying asset business days and certain market disruption events.
Leverage factor:	150%
Buffer amount:	10%
Maximum payment at maturity:	$11.80 per Buffered PLUS (118% of the stated principal amount)
Minimum payment at maturity:	$1.00 per Buffered PLUS (10% of the stated principal amount)
CUSIP:	17316G347
ISIN:	US17316G3478
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer
Per Buffered PLUS	$10.0000	$0.2250	$9.7750
Total	$4,050,000.00	$91,125.00	$3,958,875.00
(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Buffered PLUS purchased by that investor. The lowest price payable by an investor is $9.9250 per Buffered PLUS. You should refer to “Fact sheet—Fees and selling concessions” and “Syndicate information” in the related offering summary for more information.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Buffered PLUS, will receive an underwriting fee of up to $0.2250 for each Buffered PLUS sold in this offering. The actual per Buffered PLUS underwriting fee will be equal to the selling concession provided to selected dealers, as described in the next sentence. Citigroup Global Markets will pay selected dealers affiliated with Citigroup Global Markets, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a selling concession of $0.2250, subject to reduction for volume purchase discounts, for each $10 Buffered PLUS they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $0.2250, subject to reduction for volume purchase discounts, for each $10 Buffered PLUS they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Buffered PLUS declines. You should refer to “Risk Factors” and “Fact sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary for more information.

You should read this document together with the offering summary describing the offering and the PLUS product supplement, prospectus supplement and prospectus,  each of which can be accessed via the hyperlinks below.
Offering Summary filed on February 11, 2011: http://www.sec.gov/Archives/edgar/data/1318281/000095010311000570/dp21175_fwp.htm
PLUS Product Supplement filed on February 14, 2011: http://www.sec.gov/Archives/edgar/data/831001/000119312511035559/d424b2.htm
Prospectus and Prospectus Supplement filed on February 14, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095012311013008/x89392ae424b2.htm

The Buffered PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding and its affiliates. The Buffered PLUS are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the Buffered PLUS.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BTC”). The Buffered PLUS are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the Buffered PLUS or any member of the public regarding the advisability of investing in the Buffered PLUS. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the Buffered PLUS.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a PLUS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the PLUS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the PLUS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.